FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

GPA AND ÉXITO GROUP LAUNCH PROCESS TO CAPTURE SYNERGIES

A Synergy Committee is formed and Accenture is hired to monitor the implementation process.

São Paulo, September 29th, 2015 – Companhia Brasileira de Distribuição (“CBD”) hereby inform their shareholders and the market the disclosure of the process to capture synergies between GPA and Éxito Group:

As part of the process to capture synergies between the Latin American operations of Casino Group, GPA and Exito engaged Accenture, a global management consulting, technology services and outsourcing company, to monitor and determine in detail the potential synergies identified in the transaction and to build an action plan. Accenture, which provides services specializing in business transformation and implementing core processes, already has a strong relationship with GPA and extensive knowledge of the organization, especially with regard to the process to capture synergies at the brands Casas Bahia and Pontofrio.

A Synergy Committee was also created formed by senior executives from Brazil and Colombia, the countries where the best opportunities were identified. The main purposes of the Committee include quantifying the synergies in detail, pursuing new opportunities, establishing priorities and the implementation timetable, forming working teams and capturing initial gains (Quick Wins).

The synergies identified are estimated initially at US$160 million, which will be progressively captured over the next four years. Of the total expected synergies, 55% shall be converted into gains for GPA. Since the negotiations and the committee's creation, synergies have been identified on several fronts, which include:

•         Developing the Colombian textile model;

•         Developing Cnova e-commerce knowledge;

•         Develop Cash and Carry business (wholesale);

•         Developing the procurement platform;

•         Unifying and developing the private-label category;

•         Capturing efficiency gains through shared services;

•         Joint optimization of the countries' capital expenditure.

São Paulo, September 29, 2015.

Daniela Sabbag

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 29, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.